TORA TRADING SERVICES, LLC

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2016

Cash flow from operating activities:	
Net income	$ 289,074
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation	24,494
Stock-based compensation	40,204
Loss from disposal of fixed assets	1,264
Changes in assets and liabilities:	
Due from member	(315,385)
Prepaid expenses and other assets	(1,730)
Accounts payable and accrued expenses	(81,233)
Accrued compensation	(7,177)
Net cash used by operating activities	(50,489)
Cash flows from investing activities:	
Purchase of property and equipment	(29,623)
Net cash used by investing activities	(29,623)
Net decrease in cash and cash equivalents	(80,112)
Cash and cash equivalents - beginning of year	1,160,563
Cash and cash equivalents - end of year	$ 1,080,451

The accompanying notes are an integral part of these financial statements.